Phantom Fiber Corporation
144 Front Street, Suite 580
Toronto, Ontario, Canada M5J 2L7
(416) 703-4007

August 10, 2006

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. David Burton, Staff Accountant

Re:	Phantom Fiber Corporation (the “Company”)
Item 4.01 Form 8-K (“Form 8-K)
Filed July 26, 2006
File No. 1-15627

Mr. Burton:

Reference is hereby made to the Staff letter, dated July 28, 2006 (the “Staff Letter”), addressed to Mr. Jeffrey Halloran, the Company’s President and Chief Executive Officer, with respect to the Company’s filing of Form 8-K on July 26, 2006.

In connection with the Staff Letter and Phantom Fiber Corporation’s (the “Company”) responses thereto dated August 8, 2006, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By: PHANTOM FIBER CORPORATION /s/ Jeffrey Halloran By: Jeffrey Halloran Title: President and Chief Executive Officer